Exhibit 4.11

POET Technologies, Incorporated

SUBJECT:         Agreement for Provision of LABORATORY & RELATED

Consulting Services to POET Technologies.

PARTIES:                         POET Technologies, Inc.

PO Box 555

Storrs-Mansfield, CT

06268 USA

And

Dr. Geoff Taylor

University of Connecticut

Dept. of ESE, M/S U-157

260 Glenbrook Road

Storrs, CT 06269-3157

1.              This Agreement establishes the conditions under which Dr. Taylor will furnish consulting services to POET Technologies, Inc. and its subsidiaries and affiliates, including, without limitation, ODIS Inc.

2.              The scope of work shall be in accordance with the direction and guidance as specified by Mr. Peter Copetti, CEO of POET Technologies, Inc.

3.              The Consultant will provide POET with technical and analytic support on the development of integrated circuit technology platform and its initial products. This work covers the period from January 1, 2015 through December 31, 2015.

4.              The Consultant will be compensated for services at the rate of $14,437.50K per month for up to but not to exceed $173,250.00 per year. Consultant’s effort shall be expended in a manner that is proportionate and appropriate to achieving continued success in applying for and securing U.S. Patents (I.P.) and working prototypes of the single integrated telecommunications circuit containing integrated HFETs, thyristor lasers and thyristor detectors, sensors and fully functioning OE integrated circuits. Consultant will allow sufficient hours and dollars to produce documentation of the technology procedures and circuit designs. Compensation shall not be subject to withholding of taxes; and, therefore, it is the responsibility of the Consultant to render any taxes due any Government body. POET will provide Consultant with a Form 1099, as required by law, each year for his tax filing purposes.

5.              The Consultant will be reimbursed for travel and other related expenses associated with specific assignments or requirements at POET Technologies customer-sponsored meetings.

6.              The Consultant will submit, on a monthly basis, invoices for compensation. These invoices will specify the dates covered by the invoice and the details of any expenses associated with the consulting activity as well as a short summary of the work accomplished. Invoices will be submitted to Mr. Blaine Grisel; POET Technologies, Inc.; PO Box 555, 22 Quail Run Road, Storrs-Mansfield, Ct., 06268

7.              In performing the required services under this Agreement, it is the Consultant’s responsibility to avoid (1) any actual or apparent conflict between the Consultant’s duties or obligations to other parties, including the Federal Government, and such duties and obligations assumed under this Agreement and (2) disclosure of information which would violate or appear to violate such duties and obligations to third parties. It is agreed that if Consultant finds that a conflict develops because of a relationship between Consultant and any third party, the Consultant shall immediately notify POET Technologies, who shall have the right, at its sole discretion, to terminate this Agreement immediately. Upon exercise of such right of termination, POET’s only obligation to Consultant shall be to reimburse for services rendered to date of termination.

8.              Consultant warrants that the services of the Consultant will not violate or in any way infringe upon the rights of third parties, including property, contractual, employment, non-competition, trade secrets, proprietary information and non disclosure rights, or any trademark, copyright or patent rights. Consultant agrees to indemnify POET Technologies against any claims should Consultant violate any of the above in the course of this Agreement.

9.              Consultant warrants that the services of the Consultant shall comply with all applicable Federal and State laws and regulations, procedures and directives in performing his responsibilities under this Agreement.

10.       No modification of this Agreement shall be effective unless in writing and signed by both parties.

11.       Consultant has executed and confirms the continuing effectiveness of the Assignment of Inventions, Non-Disclosure and Non-Solicitation Agreement (the “NDA”) between Poet Technologies Inc. and Consultant.

12.       This Agreement and the NDA constitute the entire Agreement between Consultant and POET Technologies. Should any of the terms or conditions of this Agreement be determined unenforceable, the remainder of the Agreement shall remain valid and binding of the parties.

SIGNATURE PAGE:

AGREED:

/s/ Peter Copetti
Peter Copetti for POET Technologies, Inc.

Date:	January 2, 2015

/s/ Geoff Taylor
Consultant

Date:	Jan 2, 2015